UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities and Exchange Act of 1934
(Amendment No. 3)*
KEY ENERGY SERVICES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
492914106
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL PARTNERS III LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		13,266,146

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,266,146

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,266,146

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL ADVISORS III LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		13,266,146

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,266,146

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,266,146

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS: MHR FUND MANAGEMENT LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		19,564,500

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,564,500

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,564,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	14.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS: MARK H. RACHESKY, M.D. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		19,564,500

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,564,500

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,564,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	14.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN; HC

     This Statement on Schedule 13G (this “Statement”) further amends and supplements, as Amendment No. 3, the statement on Schedule 13G filed on July 19, 2007 (the “Initial 13G”), which was amended on August 27, 2007 by Amendment No. 1 to the Initial 13G (“Amendment No. 1”), and on December 6, 2007 by Amendment No. 2 to the Initial 13G (“Amendment No. 2”, and together with the Initial 13G and Amendment No. 1, the “Schedule 13G”), and relates to shares of common stock, par value $0.10 per share (the “Shares”), of Key Energy Services, Inc. (the “Issuer”). This Statement is being filed by the Reporting Persons (as defined below) to report an increase in the number of Shares which the Reporting Persons may be deemed to beneficially own as of the date hereof (which number of Shares includes purchases made by certain of the Reporting Persons after December 31, 2007). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 2.

Item 1.
Item 2.
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE

Item 1.
(a) Name of Issuer:
Key Energy Services, Inc.
(b) Address of Issuer’s Principal Executive Offices:
6 Desta Drive
Midland, TX 79705
Item 2.
(a) Name of Persons Filing:
This Statement is filed on behalf of each of the following persons (collectively, the
“Reporting Persons”):
1. MHR Institutional Partners III LP (“Institutional Partners III”);
2. MHR Institutional Advisors III LLC (“Institutional Advisors III”);
3. MHR Fund Management LLC (“Fund Management”); and
4. Mark H. Rachesky, MD (“Dr. Rachesky”).
     This Statement relates to securities held for the accounts of each of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies (“Master Account”), MHR Capital Partners (100) LP (“Capital Partners (100)”), MHR Institutional Partners II LP (“Institutional Partners II”), MHR Institutional Partners IIA LP (“Institutional Partners IIA”) and Institutional Partners III, each (other than Master Account) a Delaware limited partnership. MHR Advisors LLC (“Advisors”) is the general partner of each of Master Account and Capital Partners (100), and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Master Account and Capital Partners (100). MHR Institutional Advisors II LLC (“Institutional Advisors II”) is the general partner of each of Institutional Partners II and Institutional Partners IIA, and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is the general partner of Institutional Partners III, and, in such capacity, may be deemed to beneficially own the Shares held for the account of Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III, and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Shares reported herein and, accordingly, Fund Management may be deemed to beneficially own the Shares reported herein which are held for the account of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III. Dr. Rachesky is the managing member of Advisors, Institutional Advisors II, Institutional Advisors III and Fund Management, and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
     (b) Address of Principal Business Office or, if none, Residence:

     The address of the principal business office of each of the Reporting Persons is 40 West 57th Street, 24th Floor, New York, NY 10019.
     (c) Citizenship:
     Institutional Partners III is a Delaware limited partnership. Institutional Advisors III is a Delaware limited liability company. Fund Management is a Delaware limited liability company. Dr. Rachesky is a United States citizen.
     (d) Title of Class of Securities:
     Common Stock
     (e) CUSIP Number:
     492914106
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount beneficially owned:
     As of the date hereof:
1.	Master Account may be deemed to be the beneficial owner of 2,581,794[1] Shares held for its own account.

1	413,107 Shares for which Master Account may be deemed to be the beneficial owner of were purchased after December 31, 2007.

2.	Capital Partners (100) may be deemed to be the beneficial owner of 316,287[2] Shares held for its own account.

3.	Advisors may be deemed to be the beneficial owner of 2,898,081 Shares. This number consists of (A) 2,581,794 Shares held for the account of Master Account and (B) 316,287 Shares held for the account of Capital Partners (100).

4.	Institutional Partners II may be deemed to be the beneficial owner of 966,176 Shares held for its own account.

5.	Institutional Partners IIA may be deemed to be the beneficial owner of 2,434,097 Shares held for its own account.

6.	Institutional Advisors II may be deemed to be the beneficial owner of 3,400,273 Shares. This number consists of (A) 966,176 Shares held for the account of Institutional Partners II and (B) 2,434,097 Shares held for the account of Institutional Partners IIA.

7.	Institutional Partners III may be deemed to be the beneficial owner of 13,266,146[3] Shares held for its own account.

8.	Institutional Advisors III may be deemed to be the beneficial owner of 13,266,146 Shares. This number consists of 13,266,146 Shares held for the account of Institutional Partners III.

9.	Fund Management may be deemed to be the beneficial owner of 19,564,500 Shares. This number consists of all of the Shares otherwise described in this Item 4(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

10.	Dr. Rachesky may be deemed to be the beneficial owner of 19,564,500 Shares. This number consists of all of the Shares otherwise described in this Item 4(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors II and Institutional Advisors III.
(b) Percent of class:
1.	Master Account may be deemed to be the beneficial owner of approximately 1.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

[2]	49,693 Shares for which Capital Partners (100) may be deemed to be the beneficial owner of were purchased after December 31, 2007.

[3]	2,036,000 Shares for which Institutional Partners III may be deemed a beneficial owner of were purchased after December 31, 2007.

2.	Capital Partners (100) may be deemed to be the beneficial owner of approximately 0.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

3.	Advisors may be deemed to be the beneficial owner of approximately 2.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

4.	Institutional Partners II may be deemed to be the beneficial owner of approximately 0.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

5.	Institutional Partners IIA may be deemed to be the beneficial owner of approximately 1.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

6.	Institutional Advisors II may be deemed to be the beneficial owner of approximately 2.6% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

7.	Institutional Partners III may be deemed to be the beneficial owner of approximately 9.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

8.	Institutional Advisors III may be deemed to be the beneficial owner of approximately 9.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

9.	Fund Management may be deemed to be the beneficial owner of approximately 14.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

10.	Dr. Rachesky may be deemed to be the beneficial owner of approximately 14.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
(c) Number of Shares as to which the person has:
1.	Master Account

(i)	Sole power to vote or to direct the vote: 2,581,794

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,581,794

(iv)	Shared power to dispose or to direct the disposition of: 0
2.	Capital Partners (100)
(i)	Sole power to vote or to direct the vote: 316,287

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 316,287

(iv)	Shared power to dispose or to direct the disposition of: 0
3.	Advisors
(i)	Sole power to vote or to direct the vote: 2,898,081

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,898,081

(iv)	Shared power to dispose or to direct the disposition of: 0
4.	Institutional Partners II
(i)	Sole power to vote or to direct the vote: 966,176

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 966,176

(iv)	Shared power to dispose or to direct the disposition of: 0
5.	Institutional Partners IIA
(i)	Sole power to vote or to direct the vote: 2,434,097

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,434,097

(iv)	Shared power to dispose or to direct the disposition of: 0
6.	Institutional Advisors II
(i)	Sole power to vote or to direct the vote: 3,400,273

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,400,273

(iv)	Shared power to dispose or to direct the disposition of: 0
7.	Institutional Partners III
(i)	Sole power to vote or to direct the vote: 13,266,146

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 13,266,146

(iv)	Shared power to dispose or to direct the disposition of: 0
8.	Institutional Advisors III

(i)	Sole power to vote or to direct the vote: 13,266,146

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 13,266,146

(iv)	Shared power to dispose or to direct the disposition of: 0
9.	Fund Management
(i)	Sole power to vote or to direct the vote: 19,564,500

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 19,564,500

(iv)	Shared power to dispose or to direct the disposition of: 0
10.	Dr. Rachesky
(i)	Sole power to vote or to direct the vote: 19,564,500

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 19,564,500

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
NOT APPLICABLE
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
The partners of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III, including Advisors, Institutional Advisors II and Institutional Advisors III have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III in accordance with their respective ownership interests in Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
NOT APPLICABLE
Item 8. Identification and Classification of Members of the Group.
NOT APPLICABLE
Item 9. Notice of Dissolution of Group.

NOT APPLICABLE
Item 10. Certification.
     By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
February 14, 2008

MHR INSTITUTIONAL PARTNERS III LP

By: MHR Institutional Advisors III LLC, its
General Partner

By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MARK H. RACHESKY, M.D.

By:	/s/ Hal Goldstein, Attorney in Fact